FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of October 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

As previously disclosed by Medigus Ltd. (the “Registrant” or the “Company”), on May 6, 2015 a special general meeting of the Registrant's shareholders approved a 10:1 reverse share split such that every ten (10) ordinary shares par value NIS 0.01 of the Registrant (the “Pre-Split Ordinary Shares”)shall be converted into one (1) ordinary share par value NIS 0.10, without changing the rights attached to each share (the "Post-Split Ordinary Shares"), with the reverse share split to be implemented by the Registrant within 6 months from the date of approval (the "Reverse Share Split"). The shareholders further approved an amendment to the Registrant's Articles of Association to reflect the Reverse Share Split once implemented.

The Registrant is announcing that the record date for determining which holders of the Registrant’s ordinary shares, and which holders of warrants or options to purchase ordinary shares, will have their holdings adjusted as a result of the Reverse Share Split will be the close of business on Friday, November 6, 2015.

Concurrently with the Reverse Share Split, the Company will effect a change in the ratio of ordinary shares to each of the Registrant’s American Depositary Shares (“ADSs”), such that after the Reverse Share Split is implemented each ADS will represent five (5) Post-Split Ordinary Shares, instead of fifty (50) Pre-Split Ordinary Shares.

The first date when the Registrant’s ordinary shares will begin trading on the Tel Aviv Stock Exchange (“TASE”) after implementation of the Reverse Share Split will be Sunday, November 8, 2015.

The first date when the ADSs will begin trading on the NASDAQ Capital Market after implementation of the Reverse Share Split and ADS ratio change will be Monday, November 9, 2015.

The Reverse Share Split will reduce the Registrant’s registered share capital to 150 million ordinary shares and the number of outstanding ordinary shares to approximately 32.05 million ordinary shares. Article 10(A) of the Company’s Articles of Association shall be amended to reflect the Reverse Share Split, effective as of the close of business on Friday, November 6, 2015, and will then read as follows (unofficial translation of the Hebrew);

“Article 10:
(A) The Company’s registered share capital is NIS 15,000,000 divided into 150,000,000 ordinary shares of the Company, par value NIS 0.10 each (hereinafter: the "Shares").”

Following the Reverse Share Split, the Company's share option plans and outstanding options and warrants to purchase its ordinary shares (the “Convertible Securities”) shall also be adjusted to reflect the Reverse Share Split, as set forth in the documents governing each particular Convertible Security. As a result, the exercise price and the number of shares issuable pursuant to outstanding Convertible Securities will be adjusted pursuant to the terms of such instruments in connection with the Reverse Share Split. For every ten (10) Pre-Split Ordinary Shares previously issuable upon exercise of the Convertible Securities, the holders of ten (10) Convertible Securities will, upon exercise thereof, receive one (1) Post-Split Ordinary Share, for the same aggregate amount of consideration to be paid upon conversion.

If the Reverse Share Split results in shareholders having fractional shares, the treatment of such fractional shares shall be coordinated with the TASE and the Company will act in accordance with the TASE’s instructions. In the absence of instructions from the TASE, the Company shall issue fractional shares to the shareholder entitled to such.

Treatment of fractions in connection with the exercise of Convertible Securities of the Company shall be coordinated with the TASE and the Company will act in accordance with the TASE’s instructions. In the absence of instructions from the TASE, the Company shall act as set forth in the documents governing each particular Convertible Security.

Shareholders who hold their ordinary shares in brokerage accounts or “street name” or holders of options to purchase ordinary shares will not be required to take any action to effect the exchange of their shares. Holders of share certificates will be required to send their share certificates to the Company’s registered office for issuance of new Post-Split Ordinary Share certificates.

No action with regard to the Reverse Share Split is required on the part of holders of ADSs. There will be no affect on the number of ADSs held by any owner of ADSs.

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant's Registration Statement on Form S-8 (333-206803), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: October 29, 2015	By:	/s/Gilad Mamlok
Gilad Mamlok
Chief Financial Officer